June 27, 1997



Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA  22312-2413

Gentlemen:

     We are transmitting Form 11-K Annual Report for the retirement savings plan for Indiana Gas Company, Inc.
for the fiscal year ended December 31, 1996 pursuant to
Section 15(d) of the Securities Exchange Act of 1934.

                              Very truly yours,


                              /s/Joseph E. Rosebrock
                              Joseph E. Rosebrock


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1996


A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

  Indiana Gas Company, Inc.
  Retirement Savings Plan
  1630 North Meridian Street
  Indianapolis, IN  46202

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

  Indiana Energy, Inc.
  1630 North Meridian Street
  Indianapolis, IN  46202

ITEM 1 - Changes in the Plan

         Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except for Fund A, were sold and reinvested in four similar funds established by T. Rowe Price at the participants' current investment allocation percentages.

ITEM 2 - Changes in Investment Policy

          None

ITEM 3 - Contributions Under the Plan

          None


ITEM 4 - Participating Employees

          Approximately 1,206 employees were participants in the Plan at December 31, 1996.


ITEM 5 - Administration of the Plan

          (a) The following table sets forth the names of the persons who administer the Plan and all positions or offices held with the issuer, Indiana Energy, Inc. (IEI) and Indiana Gas Company, Inc.
            (IGC). Each person acts as a member of the Plan Committee and has an address at 1630 North Meridian Street, Indianapolis, Indiana 46202.

                                   Positions or Officers with issuer
Name                               or Affiliate

Lawrence A. Ferger                 President and Chief Executive
                                   Officer of IGC and IEI

Niel C. Ellerbrook                 Senior Vice President & Chief
                                   Financial Officer of IGC; Vice
                                   President and Treasurer and
                                   Chief Financial Officer of IEI

Paul T. Baker                      Senior Vice President & Chief
                                   Operating Officer of IGC

Steven M. Schein                   Vice President and Treasurer of IGC

Thomas J. Zabor                    Vice President of Human Resources, IGC

            As of December 31, 1996, the trust fund was managed by T. Rowe Price, as trustee.

          (b) The members of the Plan committee received no compensation from the Plan for Services as members of the Plan Committee during the fiscal year ended December 31, 1996. See Item 6(b) for information concerning compensation of the trustee.

ITEM 6 - Custodian of Investments

          (a) Since July 1, 1995, T. Rowe Price, P.O. Box 17215, Baltimore, MD 21297-0354, has acted as custodian of the securities and other investments of the Plan.

          (b)  Not Applicable

          (c) Custodian is exempt under ERISA from having to furnish any bond in connection with the custody of security investments or other assets of the Plan.


ITEM 7 - Reports to Participating Employees

          Employees participating in the plan receive annual summaries of the operations of the Plan (including financial date) and quarterly statements of participant accounts reflecting account balances, contributions to the account, and earnings for the account.

ITEM 8 - Investment of Funds

          (a)  (1) Not Applicable

          (a)  (2) Not Applicable

          (b)  Not Applicable

ITEM 9 - Financial Statements and Exhibits

          (a)  The following financial statements are included in this Form
            11-k:

            Report of Independent Public Accountants

            Statement of Financial Condition as of December 31,
            1996

            Statement of Financial Condition as of December 31,
            1995

            Statement of Income and Other Changes in Plan Equity as of December 31, 1996

            Statement of Income and Other Changes in Plan Equity as of December 31, 1995

            Statement of Income and Other Changes in Plan Equity as of December 31, 1994

            Notes to Financial Statements



                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan committee has duly caused this annual report to be signed by the Undersigned thereunto duly authorized.



                                   INDIANA GAS COMPANY, INC.
                                   RETIREMENT SAVINGS PLAN

                                   By:  The Plan Committee as
                                        Plan Administrator



                                   /s/Lawrence A. Ferger
                                   Lawrence A. Ferger



                                   /s/Niel C. Ellerbrook
                                   Niel C. Ellerbrook



                                   /s/Paul T. Baker
                                   Paul T. Baker



                                   /s/Steven M. Schein
                                   Steven M. Schein



                                   /s/Thomas J. Zabor
                                   Thomas J. Zabor

Date:  June 27, 1997




            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated May 15, 1997, included in this Form 11-K, into Indiana Energy, Inc.'s previously filed Registration Statement File No. 33-55983 which registered 1,000,000 shares of common stock and an indeterminate amount of interest to be offered or sold pursuant to the Indiana Gas Company, Inc. Retirement and Savings Plan.




                                   ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
June 27, 1997.


                    INDIANA GAS COMPANY, INC.
                    =========================

                     RETIREMENT SAVINGS PLAN
                     =======================

                AS OF DECEMBER 31, 1996 AND 1995

                          TOGETHER WITH

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS







               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    INDIANA GAS COMPANY, INC.

                     RETIREMENT SAVINGS PLAN

                  INDEX TO FINANCIAL STATEMENTS



                                                      Page

Report of Independent Public Accountants

Statements of Financial Condition

Statements of Income and Other Changes
  in Plan Equity

Notes to Financial Statements



                                                     Schedule

Assets Held for Investment Purposes                      I

Reportable Transactions                                 II

To Indiana Gas Company, Inc.
Retirement Savings Plan Committee:

We have audited the accompanying statements of financial condition of the INDIANA GAS COMPANY, INC. RETIREMENT SAVINGS PLAN as of
December 31, 1996 and 1995, and the related statements of income and other changes in plan equity for the three years ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the plan committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan committee, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the changes in its plan equity for the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
May 15, 1997.

                            INDIANA GAS COMPANY, INC.

                             RETIREMENT SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 1996



                                                                                   T. Rowe Price
                          Indiana    ----------------------------------------------------------------------------------------------
                          Energy,    Stable     Equity                Int'l    New        Equity     Spectrum
                           Inc.      Value      Income     Balanced   Stock    Horizons   Index      Growth   Partic.
                       Common Stock   Fund      Fund        Fund      Fund     Fund       Fund       Fund     Loan Fund  Total
                           Fund
ASSETS:
 Investments, at
 current market
  value
  (cost $46,716,903)-
   Indiana Energy, Inc.
    common stock       $24,875,067  $    -      $   -      $   -      $   -    $    -     $    -     $   -    $    -     $24,875,067
     Collective/Common
     Trust Fund              -       7,689,989      -                                                              -       7,689,989
     Mutual Funds            -           -       9,561,886  5,550,032  820,914  1,890,457  1,470,928  819,680      -      20,113,897
     Participants'loans      -           -          -          -          -         -          -         -     2,836,458   2,836,458
                       -----------  ----------  ----------  ---------  ------- ---------- ---------- -------- ---------- -----------
      Total investments 24,875,067   7,689,989   9,561,886  5,550,032  820,914  1,890,457  1,470,928  819,680  2,836,458  55,515,411

 Employer contributions    461,893     145,098     141,275    113,398   31,416     22,186     18,385   56,562      -         990,213
  receivable           -----------  ----------  ----------  ---------- -------- ---------- ---------- -------- --------- -----------
PLAN EQUITY            $25,336,960  $7,835,087  $9,703,161 $5,663,430 $852,330 $1,912,643 $1,489,313 $876,242 $2,836,458 $56,505,624
                       ===========  ==========  ========== ========== ======== ========== ========== ======== ========== ===========
                                             The accompanying notes and schedules are an integral part of this statement.



                                                                      INDIANA GAS COMPANY, INC.

                                                                       RETIREMENT SAVINGS PLAN

                                                                  STATEMENT OF FINANCIAL CONDITION

                                                                          DECEMBER 31, 1995


                                                                    T. Rowe Price
                   Indiana                -----------------------------------------------------------------
                 Energy, Inc.   Stable     Equity               International  New       Equity   Spectrum
                 Common Stock   Value      Income     Balanced      Stock    Horizons    Index     Growth   Participants'
                    Fund        Fund        Fund        Fund        Fund       Fund       Fund      Fund     Loan Fund     Total
ASSETS:
Investments,
 at current
 market value
 (cost
 $39,686,010)-
  Indiana Energy,
   Inc. common
   stock         $22,771,495  $      -    $      -    $      -    $    -    $      -    $    -    $    -    $      -    $22,771,495
  Collective/
   Common Trust
   Fund                  -     6,733,899         -           -         -           -         -         -           -      6,733,899
  Mutual Funds           -           -     7,404,291   4,554,734   440,534     981,897   463,492   357,286         -     14,202,234
  Participants'
   loans                 -           -           -           -          -          -         -         -     2,713,615    2,713,615
                 -----------  ----------  ----------  ----------  --------  ----------  --------  --------  ----------  -----------
    Total
    investments   22,771,495   6,733,899   7,404,291   4,554,734   440,534     981,897   463,492   357,286   2,713,615   46,421,243

 Employer
 contributions
  receivable         481,365     148,282     143,939     122,100    14,411      41,001    28,012    16,565       -          995,675
                 -----------  ----------  ----------  ----------  --------  ----------  --------  --------  ----------  -----------
PLAN EQUITY      $23,252,860  $6,882,181  $7,548,230  $4,676,834  $454,945  $1,022,898  $491,504  $373,851  $2,713,615  $47,416,918
                 ===========  ==========  ==========  ==========  ========  ==========  ========  ========  ==========  ===========


                                                     The accompanying notes are an integral part of this statement.

                            INDIANA GAS COMPANY, INC.

                             RETIREMENT SAVINGS PLAN

              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                             T. Rowe Price
                                ----------------------------------------------------------------------------
                   Indiana
                   Energy,      Stable     Equity                 Int'l     New         Equity      Spectrum  Partic.
                   Inc. Comm    Value      Income     Balanced    Stock     Horizons    Index       Growth    Loan
                   Stock Fund   Fund       Fund       Fund        Fund      Fund        Fund        Fund      Fund      Total
ADDITIONS:
 Employee contribs $ 1,165,222  $  442,254 $  554,847 $  410,304  $ 73,500  $  215,781  $  145,901  $ 90,338  $    -    $ 3,098,147
 Employer contribs     952,977     341,767    411,475    317,912    65,674     117,854      90,444    97,555       -      2,395,658
  Interest income         -           -          -          -         -           -           -         -       242,938     242,938
  Dividend income    1,101,437     419,976    594,086    234,534    21,338     171,554      42,783    56,956       -      2,642,664
  Unrealized apprec
    of investments     359,343        -       926,809    439,233    67,186      27,081     161,656    49,638       -      2,030,946
  Realized gain
  on investments        92,848        -        51,781     39,566     3,027      34,185       7,982     2,714       -        232,103
  Other income
    (expense),net      (12,519)    (11,854)    (3,130)      (963)      (54)       (302)       (182)      (44)      -        (29,048)
                   ----------- ----------- ---------- ---------- --------- ----------- ----------- ---------  -------- ------------
                     3,659,308   1,192,143  2,535,868  1,440,586   230,671     566,153     448,584   297,157    242,938  10,613,408
DEDUCTIONS:
 Distribution of
   benefits to
   Participants       (552,919)   (259,823)  (252,813)  (127,055)  (10,458)   (202,201)    (26,921)  (13,189)   (79,323) (1,524,702)

INTERFUND TRANSFERS   (895,659)     28,636   (154,166)  (391,848)  168,010     499,210     550,186   195,631       -          -

LOAN REPAYMENTS        645,132     172,155    221,029    193,161    25,868      74,091      43,876    32,904 (1,408,216)      -

LOANS ISSUED          (771,762)   (180,205)  (194,987)  (128,248)  (16,706)    (47,508)    (17,916)  (10,112) 1,367,444       -
                   -----------  ---------- ---------- ----------  --------  ----------  ----------  -------- ---------- -----------
    Net increase     2,084,100     952,906  2,154,931    986,596   397,385     889,745     997,809   502,391    122,843   9,088,706

PLAN EQUITY,
 12-31-95           23,252,860   6,882,181  7,548,230  4,676,834   454,945   1,022,898     491,504   373,851  2,713,615  47,416,918
                   -----------  ---------  ---------- ----------  --------  ----------  ----------  -------- ---------- -----------
PLAN EQUITY,
 12-31-96          $25,336,960  $7,835,087 $9,703,161 $5,663,430  $852,330  $1,912,643  $1,489,313  $876,242 $2,836,458 $56,505,624
                   ===========  ========== ========== ==========  ========  ==========  ==========  ======== ========== ===========


  The accompanying notes and schedules are an integral part of this statement.


                                                                      INDIANA GAS COMPANY, INC.

                                                                       RETIREMENT SAVINGS PLAN

                                                        STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                       T. Rowe Price
                                                               -----------------------------------------------------------
            Indiana                Provident                                    Inter-                             Parti-
            Energy, Inc.  Stable   Mutual              Stable  Equity           national  New      Equity Spectrum cipants'
            Common Stock  Value    Equity  Value Line  Value   Income  Balanced Stock     Horizons Index  Growth   Loan
            Fund A        Fund B   Fund C    Fund D    Fund    Fund    Fund     Fund      Fund     Fund   Fund     Fund      Total
ADDITIONS:
Employee
 contribu-
 tions      $ 1446180   $ 249166 $   260460 $ 245857 $ 240879 $ 274558 $ 232840 $  9124 $  37185 $ 26805 $ 14871 $    -   $ 3037925
Employer
 contribu-
 tions        1071562     118232     134659   126694   261858   284613   242566   19770    59227   41515   24124      -     2384820
Interest
income           3184     203999       1655    50249      -        -        -       -        -       -       -     163872    422959
Dividend
income        1005824        -          -      13728   205265   260391   121306   13276   103140   12286   23959      -     1759175
Unrealized
apprecia-
tion
(deprecia-
tion)
of invest-
ments         2852422        -          -        -        -     659041   256677    4265   (45302)  14128   (5973)     -     3735258
Realized
gain
(loss) on
invest-
ments          244209        -       829920   365127      -      46072    23872     -      (1826)      2     -        -     1507376
Other
income
(expense),
net             19576      (9503)     (2569)   (8674)   (4883)    (368)    (246)    -        -       -       -        -       (6667)
            ---------  --------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
              6642957     561894    1224125   792981   703119  1524307   877015   46435   152424   94736   56981   163872  12840846
DEDUCTIONS:
Distribu-
tion of
benefits to
participants  (517545)   (197970)   (137289)  (39998) (149330)  (97224)  (33369)    -        -       -       -        -    (1172725)


INTERFUND
 TRANSFERS   (1418609)  (6442905)  (6065593)(4148968) 6264647  6066706  3773553  405996   860829  392100  312244      -         -

LOAN REPAY-
MENTS          732661     118956     111003   123815    90630   124411    95968    2560     9802    4807    4690 (1419303)      -

LOANS
ISSUED        (709617)   (260072)   (187187) (207400)  (26885)  (69970)  (36333)    (46)    (157)   (139)    (64) 1497870       -
            --------- ---------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
Net increase
(decrease)    4729847   (6220097)  (5054941)(3479570) 6882181  7548230  4676834  454945  1022898  491504  373851   242439  11668121

PLAN EQUITY,
December 31,
  1994       18523013    6220097    5054941  3479570      -        -        -       -        -       -       -    2471176  35748797
            --------- ---------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
PLAN EQUITY,
December 31,
  1995      $23252860 $      -   $      -   $     -  $6882181 $7548230 $4676834 $454945 $1022898 $491504 $373851 $2713615 $47416918
            ========= ========== ========== ======== ======== ======== ======== ======= ======== ======= ======= ======== =========

                                   The accompanying notes are an integral part of this statement.


                            INDIANA GAS COMPANY, INC.
                             RETIREMENT SAVINGS PLAN
              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                           Indiana Energy,                  Provident
                                                 Inc.         Stable         Mutual
                                            Common Stock      Value          Equity      Value Line   Participants'
                                                Fund A        Fund B         Fund C        Fund D       Loan Fund        Total
ADDITIONS:
  Employee contributions                     $   941,532    $  302,458    $  380,208     $  373,031    $       --     $ 1,997,229
  Employer contributions                       1,100,565       304,462       333,922        340,433            --       2,079,382
  Interest income                                  4,260       275,954         2,160         81,092       118,794         482,260
  Dividend income                                566,816            --            --         12,469            --         579,285
  Unrealized depreciation of assets             (233,078)           --       (40,973)       (97,212)           --        (371,263)
  Realized loss on investments                        --            --            --        (61,117)           --         (61,117)
  Forfeitures                                    (22,976)      (11,494)       (4,879)        (3,667)           --         (43,016)
  Other income (expense), net                    (13,494)      (13,715)       (1,072)        (1,922)           43         (30,160)
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,343,625       857,665       669,366        643,107       118,837       4,632,600
DEDUCTIONS:
  Distribution of benefits to participants       252,410       113,190        53,812         30,397        53,277         503,086
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,091,215       744,475       615,554        612,710        65,560       4,129,514
TRANSFERS OF PARTICIPANTS'
  BALANCES BETWEEN
  SAVINGS PLANS                                    5,429        (4,521)       (1,519)        (1,172)           --          (1,783)


OTHER PLAN INTERFUND TRANSFERS                    27,772       (51,810)       50,302        (26,264)           --              --

LOAN REPAYMENTS                                  426,987       131,424       131,382        129,717      (819,510)             --

LOANS ISSUED                                    (437,699)     (253,981)     (132,661)      (156,224)      980,565              --
                                              ----------    ----------    ----------     ----------    ----------     -----------
     Net increase                              2,113,704       565,587       663,058        558,767       226,615       4,127,731

TRANSFER OF ASSETS FROM THE
  RETIREMENT SAVINGS PLAN FOR
  BARGAINING UNIT EMPLOYEES
  EFFECTIVE OCTOBER 1, 1994                    7,490,819     1,799,893     1,102,206        772,285       950,143      12,115,346

PLAN EQUITY,
  December 31, 1993                            8,918,490     3,854,617     3,289,677      2,148,518     1,294,418      19,505,720
                                              ----------    ----------    ----------     ----------    ----------     -----------
PLAN EQUITY,
  December 31, 1994                          $18,523,013    $6,220,097    $5,054,941     $3,479,570    $2,471,176     $35,748,797
                                             ===========    ==========    ==========     ==========    ==========     ===========
                              The accompanying notes are an integral part of this statement.


                    INDIANA GAS COMPANY, INC.

                     RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

     a.  General

Indiana Gas Company, Inc. (the Company) Retirement Savings Plan (the Plan) is a defined contribution plan. The Plan is administered by the Retirement Savings Plan Committee (the Committee) appointed by the President of the Company. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

Effective October 1, 1994, the assets of the Indiana Gas Company, Inc. Retirement Savings Plan for Bargaining Unit Employees were merged into the Indiana Gas Company, Inc. Retirement Savings Plan. Participants' benefits and account balances were not impacted as a result of the merger. Participants have the same options and benefits under the Retirement Savings Plan as they did under the Retirement Savings Plan for Bargaining Unit Employees. The transfer of $12,115,346 has been reflected in the December 31, 1994, Statement of Income and Other Changes in Plan Equity.

Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except Indiana Energy, Inc. common stock Fund A, were sold and reinvested in four similar funds established by T. Rowe Price at the participant's existing investment allocation percentages. Effective September 1, 1995, participants had four additional funds to invest in and made elections through a phone system. The four new investment options available on September 1 were the Equity Index Fund, the Spectrum Growth Fund, an International Stock Fund, and the New Horizons Fund. As of September 1, 1995, participants could make contribution elections and investment transfers in 5% increments versus the 10% limit previously required. Participant elections and investment transfer decisions can be made daily.

     b.  Participation

Employees age twenty-one (21) or older become eligible to participate in the Plan on January 1, April 1, July 1, or
October 1 (valuation dates), coincident with or following completion of one (1) year of service. Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

     c.  Contributions and Vesting

Plan participants may elect to contribute up to 15% of their eligible compensation. All participants' contributions are fully vested. Annually, the Company contributes an amount equal to 2-1/2% of participants' eligible compensation. In addition, for nonbargaining participants, the Company matches 100% of the first 3% of eligible compensation contributed by nonbargaining participants' and 50% of nonbargaining participants' contributions between 3% and 8% of their eligible compensation. For bargaining participants, the Company matches 50% of the first 4% of eligible compensation. Company contributions become fully vested after a participant has completed five years of service. Participants may also contribute any unused flexible benefit dollars to the plan with the Company matching this contribution at 50%.

Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in the Indiana Energy, Inc. Common Stock Fund, T. Rowe Price Stable Value Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Balanced Fund, T. Rowe Price International Stock Fund, T. Rowe Price New Horizons Fund, T. Rowe Price Equity Index Fund, and the
T. Rowe Price Spectrum Growth Fund, as directed by participants.

     d.  Federal Income Tax Effect to Participants

The Plan was established as a qualified plan under Section 401(a) of the Code. This means that a participant is not subject to Federal income taxes on amounts contributed to the participant's account or earnings thereon, until such amounts are distributed to the participant or to a beneficiary in the event of the participant's death. Contributions to the participant's account are subject to Federal employment (FICA) taxes.

If a participant receives a distribution from his/her account prior to obtaining age 59-1/2, such distribution is taxed as ordinary income and may be subject to an additional 10% penalty tax unless one of the statutory exceptions to such penalty tax applies.

     e.  Distributions

Upon termination, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years. If a lump sum is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account (IRA). Effective January 1, 1993, the Unemployment Compensation Amendments Act of 1992 requires income tax withholding at a rate of 20% for any eligible rollover distribution that is not directly transferred to another qualified plan or IRA. This withholding requirement may not be waived by the participant receiving the distribution. Distributions made to participants who have reached age 70-1/2 are not subject to the 20% withholding requirement.

     f.  Forfeited Accounts

At December 31, 1996, forfeited nonvested accounts totaled
$19,900. These accounts will be used to reduce future employer contributions. Also, in 1996, employer contributions were reduced by 23,000 from forfeited nonvested accounts.

     g.  Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their participant's accounts with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the plan committee and is secured by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the plan committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.

A participant may have no more than one loan outstanding at any point in time. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 1996 and 1995, there were 565 and 457 participants loans outstanding, respectively.

     h.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by
T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $6,051 for the year ended December 31, 1996.

     i.  Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

     j.  Trustee Fees and Administrative Costs

Trustee fees and recordkeeping costs are paid by the Company.
Investment management costs are paid for by the Plan and are included in other income (expense) in the accompanying Statements of Income and Other Changes in Plan Equity.

2.  INVESTMENT PROGRAM

Before July 1, 1995, participants could direct that their contributions be invested in one or more of the following funds:

      Fund A - An equity fund, which invests principally in shares of Indiana Energy, Inc. (IEI) common stock issued and purchased in the open market. (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.)

     Fund B - A fixed income fund, which invests principally in guaranteed investment contracts.

      Fund C - An equity investment fund, which invests principally in common stock.

      Fund D - A balanced fund, which invests principally in a mix of fixed income securities and common stock.

After July 1, 1995, participants may direct that their contributions be invested in one or more of the following funds:

      IEI Common Stock Fund - An equity fund which invests principally in shares of Indiana Energy, Inc. (IEI) common stock issued and purchased in the open market. (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.)

      T. Rowe Price Stable Value Fund - A bank sponsored collective investment fund, which invests primarily in a portfolio of Guaranteed Investment Contracts (GIC's), Bank
      Investment Contracts (BIC's) and Structured Investment
      Contracts (SIC's).

      T. Rowe Price Equity Income Fund - A mutual fund, which most of the assets will be used to invest in common stocks of established companies and the remainder in foreign securities, convertible stocks and bonds.

      T. Rowe Price Balanced Fund - A mutual fund, which invests
      60% in common stock of large established companies and 40% in various fixed income securities and cash reserves.

      T. Rowe Price International Stock Fund - A mutual fund, which invests primarily in common stocks of established, non-U.S. companies. Derivative activity occurs within this fund. The fund engages in securities lending, which is collateralized with cash, mitigating the risk associated with such activities.

      T. Rowe Price New Horizons Fund - A mutual fund, which invests primarily in a diversified group of small, emerging growth companies.

      T. Rowe Price Equity Index Fund - A mutual fund, which will invest in all 500 stocks composing the S&P 500.

      T. Rowe Price Spectrum Growth Fund - A mutual fund, which invests in a number of other T. Rowe Price Mutual Funds
      (primarily domestic stock funds and also a foreign stock fund).

The number of participants directing contributions in each fund at December 31, 1996 and 1995, were as follows:

                                                 Number of
                                               Participants
                                              -----------------
                                              1996        1995
     Indiana Energy, Inc. Common Stock       1,082      1,102
     T. Rowe Price-
       Stable Value Fund                       690        705
       Equity Income Fund                      723        729
       Balanced Fund                           609        622
       International Stock Fund                132        122
       New Horizons Fund                       246        218
       Equity Index Fund                       181        170
       Spectrum Growth Fund                    138        125

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

Account records maintained by the Trustee are on the cash basis.
The accompanying financial statements have been prepared on an accrual basis.

     b.  Investments

Investments are stated at current market value (see Schedule I).
Investment transactions are reported on the trade date.

The change in market value from the beginning of the year to the date of sale for investments sold during the year is reported separately in the Statement of Income and Other Changes in Plan Equity as a realized gain on investments. The net realized gain on investments included in the plan equity is as follows:

                                                        Realized
                          Proceeds of                    Gain on
                             Sale      Cost of Asset   Investments
IEI Common Stock          $2,671,327     $2,578,479        $ 92,848
Stable Value Fund              -              -                -
Equity Income Fund         1,039,025        987,244          51,781
Balanced Fund                785,657        746,091          39,566
International Stock Fund      44,980         41,953           3,027
New Horizons Fund            314,296        280,111          34,185
Equity Index Fund            121,522        113,540           7,982
Spectrum Growth Fund          34,753         32,039           2,714
                          ----------     ----------        --------
     Total                $5,011,560     $4,779,457        $232,103
                          ==========     ==========        ========

c.  Reclassifications

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. The descriptions of the financial statements comply with the requirements set forth by Form 11(K) under the Securities and Exchange Commission.

4.  UNREALIZED APPRECIATION OF ASSETS

The unrealized appreciation (depreciation) of assets included in the Plan equity is as follows:

                                                                                T. Rowe Price
                                                    ------------------------------------------------------------------------------
             IEI                Provident
             Common     Stable  Mutual    Value     Stable  Equity                Int'l   New        Equity   Spectrum
             Stock      Value   Equity    Line      Value   Income     Balanced   Stock   Horizons   Index    Growth
             Fund A     Fund B  Fund C    Fund D    Fund    Fund       Fund       Fund    Fund       Fund     Fund      Total
Balance as
of 12-31-94  $3,022,253 $  -    $531,132  $(42,588) $  -    $    -     $   -      $  -    $   -      $  -     $   -     $3,510,797

Net change
for 1995      2,852,422    -    (531,132)   42,588     -        665,193  260,579    4,264   (45,310)   14,130   (5,969)  3,256,765
             ---------- ------- --------- --------- -------  ---------- --------  -------  ---------  -------  -------- ----------

Balance as
of 12-31-95   5,874,675    -       -          -        -        665,193  260,579    4,264   (45,310)   14,130   (5,969)  6,767,562

Net change
for 1996        359,343    -       -          -        -        926,809  439,233   67,186    27,081   161,656   49,638   2,030,946
             ---------- ------- ---------- -------- -------  ---------- --------  -------  --------  --------  -------  ----------

Balance as
of 12-31-96  $6,234,018    -       -          -        -     $1,592,002  $699,812 $71,450  $(18,229) $175,786  $43,669  $8,798,508
             ========== ======= ========== ======== ======== ==========  ======== =======  ========= ========  =======  ==========

5.  PLAN AMENDMENT

Effective October 14, 1994, the Plan was amended to include that any Plan participants rehired after military service are entitled to receive any employer matching contributions as if they continued their employment with the Company while they served in the military.

6.  TAX STATUS

The Company has made certain amendments to the plan since receiving its last determination letter in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). As a result of these amendments, a determination letter will be requested from the IRS. In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under IRC
Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

7.  REPORTABLE TRANSACTIONS

"Reportable Transactions" of the Plan are shown on Schedule II.

                                                              SCHEDULE I
                        INDIANA GAS COMPANY, INC.

                             EIN 35-0793669

                         RETIREMENT SAVINGS PLAN

       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         AS OF DECEMBER 31, 1996


                                                           Current
                                            Average        Market
                                 Shares     Cost           Value
INVESTMENTS:
 *Indiana Energy, Inc.
    Common Stock                 1,020,327  $18,641,049    $24,875,067

 *T. Rowe Price-

    Stable Value Fund            7,689,989    7,689,989      7,689,989

    Equity Income Fund             424,219    7,969,884      9,561,886

    Balanced Fund                  383,290    4,850,220      5,550,032

    International Stock Fund        59,487      749,464        820,914

    New Horizons Fund               86,838    1,908,686      1,890,457

    Equity Index Fund               72,317    1,295,142      1,470,928

    Spectrum Growth Fund            54,176      776,011        819,680

PARTICIPANTS' LOAN FUND,
  interest ranging from 7.0%
  to 11.5%                                    2,836,458      2,836,458
                                            -----------    -----------
                                            $46,716,903    $55,515,411
                                            ===========    ===========

              * Represents parties-in-interest to the Plan

                            INDIANA GAS COMPANY, INC.

                                 EIN 35-0793669

                             RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                         Current
                                                                                                         Value of
                                                                                                         Asset on
                                                    Number of     Purchase     Selling      Cost of      Transaction    Net
  Party Involved      Description of Asset        Transactions    Price        Price        Asset        Date           Gain
PURCHASES:
  **T. Rowe Price-
                      Indiana Energy, Inc.              *         $4,300,430   $   -        $4,300,430   $4,300,430     $  -

SALES:
  **T. Rowe Price
                      Indiana Energy, Inc.              *             -         2,671,327    2,578,479    2,578,479      92,848


                                        * Information not available from trustee
                                       ** Represents party-in-interest to the Plan